Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

For immediate release

MITTAL STEEL COMPANY CONFIRMS PRO-FORMA GUIDANCE

18 January 2005 — Mittal Steel Company N.V. (“Mittal Steel”), the world’s most global steel producer, today confirms its guidance for 2004 and makes certain statements regarding 2005.

For 2004, pro-forma numbers including ISG are expected to be close to the guidance given on October 25, 2004, namely:

•	Pro-forma shipments of 57 million tons

•	Pro-forma operating earnings of US$6.8 – US$7.0 billion, representing an operating margin of over 20%

•	Pro-forma earnings per share of US$7.20 – US$7.40

The above pro-forma numbers assume the maximum issuance of shares for the ISG transaction and do not include any purchase accounting adjustments. Mittal Steel’s financial results for 2004 will not include ISG.

For 2005, Mittal Steel is expecting pro-forma shipments of approximately 62 million tons and pro-forma operating income per ton to be similar to the year 2004.

Mittal Steel also stated that it expects its acquisition of International Steel Group (“ISG”) to be completed by the end of the first quarter 2005.

About Mittal Steel

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For the first nine months of 2004, Mittal Steel had revenues of approximately US$16 billion and steel shipments of 32 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Forward-Looking Statements

This press release includes certain projections and forward-looking statements, including with respect to our anticipated future performance. Such projections and forward-looking statements reflect various assumptions of management concerning our future performance, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and beyond our control. Accordingly, there can be no assurance that such projections and forward-looking statements will be realized. The actual results may vary from the anticipated results and such variations may be material. No representations or warranties are made as to the accuracy, completeness or reasonableness of such assumptions or the projections or forward-looking statements based thereon, or with respect to any of the information contained in this presentation. We expressly disclaim any and all liability that may be based on any of the information contained herein, errors herein or omissions therefrom. In connection with the proposed merger involving Mittal Steel and ISG, Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes, Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

For more information, please contact:
Nicola Davidson
T +44 (0)20 7543 1162
Paul Weigh
T +44 (0)20 7543 1172